UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                                    DTS, Inc.
                    (formerly Digital Theater Systems, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)




                    Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   23335C-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ] Rule 13d-1(b)

                  [  ] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Explanatory Note:

          The initial Schedule 13G was filed on February 13, 2004, by Universal City Studios LLLP, Vivendi Universal Entertainment LLLP, and Vivendi Universal S.A. NBC Universal, Inc. became the successor beneficial owner of the shares reported herein as a result of certain transactions with Vivendi Universal S. A. occurring in May 2004. This Amendment No. 1 is being filed by NBC Universal, Inc., National Broadcasting Company Holding, Inc., and General Electric Company.


--------------------------------------------                                              ------------------------------------------
           CUSIP No. 23335C-10-1                                 13G                                        Page 2
--------------------------------------------                                              ------------------------------------------
-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  NBC Universal, Inc.
                  14-1682529
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- ---------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            485,650
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            0
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            485,650
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            0
-------------- ---------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  485,650
-------------- ---------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                     [  ]
-------------- ---------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.8%
-------------- ---------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- ---------------------------------------------------------------------------------------------------------------------


                                       2

--------------------------------------------                                              ------------------------------------------
           CUSIP No. 23335C-10-1                                 13G                                        Page 3
--------------------------------------------                                              ------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  National Broadcasting Company Holding, Inc.
                  13-3448662
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- ---------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            Disclaimed (see 9 below)
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            Disclaimed (see 9 below)
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            Disclaimed (see 9 below)
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            Disclaimed (see 9 below)
-------------- ---------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Beneficial ownership of all shares is disclaimed by National Broadcasting Company Holding, Inc.
-------------- ---------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                     [  ]
-------------- ---------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Not applicable (see 9 above)
-------------- ---------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- ---------------------------------------------------------------------------------------------------------------------


                                       3

--------------------------------------------                                              ------------------------------------------
           CUSIP No. 23335C-10-1                                 13G                                        Page 4
--------------------------------------------                                              ------------------------------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  General Electric Company
                  14-0689340
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [ ]
                                                                                                            (b)   [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- ---------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            Disclaimed (see 9 below)
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

                                            Disclaimed (see 9 below)
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            Disclaimed (see 9 below)
---------------------------- ----------- -------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            Disclaimed (see 9 below)
-------------- ---------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Beneficial ownership of all shares is disclaimed by General Electric Company.
-------------- ---------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                     [  ]
-------------- ---------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  Not applicable (see 9 above)
-------------- ---------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO; HC
-------------- ---------------------------------------------------------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER:

           DTS, Inc. (the "Issuer"), formerly Digital Theater Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           5171 Clareton Drive, Agoura Hills, California 91301

ITEM 2(A).  NAME OF PERSON FILING:

           This statement is being filed by each of:

                  NBC Universal, Inc. ("NBCU")
                  National Broadcasting Company Holding, Inc. ("NBCH") General Electric Company ("GE")

           NBCU is an approximately 80%-owned subsidiary of NBCH, and NBCH is a wholly-owned subsidiary of GE.

           NBCU, NBCH and GE are referred to herein collectively as the "Reporting Persons".

           An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 1.

           Following the creation of NBCU in May 2004, Vivendi Universal S.A. ceased to be a reporting person.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business offices of NBCU and NBCH are located at 30 Rockefeller Plaza, New York, New York 10112. The principal business office of GE is located at 3135 Easton Turnpike, Fairfield, Connecticut 06431.

ITEM 2(c).  CITIZENSHIP:

           Each of NBCU and NBCH is a Delaware corporation. GE is a New York corporation.

ITEM 2(d).  TITLE AND CLASS OF SECURITIES:

           Common stock, $.0001 par value per share, of the Issuer (the "Common Stock")

ITEM 2(E).  CUSIP NUMBER:

           23335C-10-1

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act OF 1940

           (e) [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E)

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act OF 1940

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

           (a) The responses of the Reporting Persons to Row (9) of the cover pages of this statement on Schedule 13G are incorporated herein by reference.

           (b) The responses of the Reporting Persons to Row (11) of the cover pages of this statement on Schedule 13G are incorporated herein by reference. As of December 31, 2005, NBCU beneficially owned in the aggregate 485,650 shares of Common Stock, representing approximately 2.8% of the Common Stock (based on the number of shares outstanding as of October 31, 2005 (17,440,217 shares), as reported in the Issuer's Form 10-Q for the quarterly period ended September 30,
2005), determined in accordance with Rule 13d-3(d)(1).

           (c) The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this statement on Schedule 13G are incorporated herein by reference.

           NBCH and GE disclaim beneficial ownership of the shares of Common Stock beneficially owned by NBCU.

           Neither the filing of this Schedule 13G or any amendment thereto, not anything contained herein is intended as, or should be construed as, an admission that NBCH or GE is the beneficial owner of any shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           The information set forth in Item 2(b) and Item 4 hereof is incorporated herein by reference.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           (a) Not applicable.

           (b) Not applicable.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006


                                 NBC UNIVERSAL, INC.


                                 By: Richard Cotton
                                     -------------------------------------------
                                     Name:  Richard Cotton
                                     Title: Executive Vice President


                                 NATIONAL BROADCASTING COMPANY HOLDING, INC.


                                 By: Elizabeth Newell
                                     -------------------------------------------
                                     Name:  Elizabeth Newell
                                     Title: Vice President

                                 GENERAL ELECTRIC COMPANY



                                 By: Richard Cotton
                                     -------------------------------------------
                                     Name:  Richard Cotton
                                     Title: Vice President

                                  EXHIBIT INDEX



       Exhibit No.                    Description
       -----------                    -----------

            1         Joint Filing Agreement, dated February 14, 2006,
                       among NBCU, NBCH and GE











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